- 37 -              Exhibit (11)

               OWENS CORNING AND SUBSIDIARIES

              COMPUTATION OF PER SHARE EARNINGS

                                       Quarter         Six Months
                                        Ended             Ended
                                       June 30,          June 30,
                                   1998       1997    1998        1997
                               (In millions of dollars, except share data)

Basic:

Net income                        $    59     $    63    $    67   $    105

Basic weighted average number of
   common shares outstanding
   (thousands)                     53,562      52,945     53,464     52,642

Basic per share amount            $  1.09     $  1.19    $  1.25    $  1.99

Diluted:

Net income                        $    61     $    65    $    71    $   109
Weighted average number of common
  shares outstanding (thousands)   53,563      52,945     53,465     52,642
Weighted average common equivalent
  shares (thousands):
  Deferred awards                      16          14         16         14
  Stock options using the
     average market price
     during the period                746         689        605        757
  Shares from assumed conversion
     of preferred securities        4,566       4,566      4,566      4,566

Diluted weighted average number
  of common shares outstanding and
  common equivalent shares
  (thousands)                      58,891      58,214     58,652     57,979

Diluted per share amount         $   1.02     $  1.11    $  1.20    $  1.88
